UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Samsara Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

79589L106

(CUSIP Number)

Christopher McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79589L106	13D	Page 2 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 3 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 4 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 5 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 6 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group VIII Supplemental, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 7 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 8 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 9 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Venture VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 10 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Venture VIII Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 11 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Venture VIII-B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 12 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Venture VIII-B Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 13 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group X - Endurance, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 14 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners X – Growth Venture, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 15 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP X – Growth Venture, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 16 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group XI - Endurance, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 17 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners XI – Endurance, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 79589L106	13D	Page 18 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Endurance GP XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 79589L106	13D	Page 19 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth I. Chenault
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 79589L106	13D	Page 20 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 79589L106	13D	Page 21 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 79589L106	13D	Page 22 of [ ] Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hemant Taneja
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,428,587 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,428,587 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,428,587 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 79589L106	13D	Page 23 of [__] Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Class A common stock, $0.0001 par value (the “Common Stock”) of Samsara, Inc. (the “Issuer”) having its principal executive office at 50 Rhode Island Street, 4th Floor, South Building, San Francisco, California 94103.

Item 2. Identity and Background.

This joint statement on Schedule 13D is being filed by General Catalyst Group VIII, L.P., a Delaware limited partnership (“GC VIII”), General Catalyst Group VIII Supplemental, L.P., a Delaware limited partnership (“GC VIII Supplemental”), General Catalyst Group X – Endurance, L.P., a Delaware limited partnership (“GC X”), General Catalyst Group XI – Endurance, L.P. (“GC XI” and together with GC VIII, GC VIII Supplemental and GC X, the “GC Funds”); GC Venture VIII, LLC, a Delaware limited liability company (“GC Venture VIII”), GC Venture VIII-B, LLC, a Delaware limited liability company (“GC Venture III-B” and together with GC Venture VIII, the “SPVs”); General Catalyst Partners VIII, L.P., a Delaware limited partnership (“GC VIII GPLP”), GC Venture VIII Manager, LLC, a Delaware limited liability company (“GC Venture VIII Manager”), GC Venture VIII-B Manager, LLC, a Delaware limited liability company (“GC Venture VIII-B Manager” and together with GC Venture VIII Manager, the “SPV Managers”), General Catalyst Partners X – Growth Venture, L.P., a Delaware limited partnership (“GC X GPLP”), General Catalyst Partners XI – Endurance, L.P. (“GC XI GPLP”), General Catalyst GP VIII, LLC, a Delaware limited liability company (“GC VIII GPLLC”), General Catalyst GP X – Growth Venture, LLC, a Delaware limited liability company (“GC X GPLLC”), General Catalyst Endurance GP XI, LLC, a Delaware limited liability company (“GC XI GPLLC”), General Catalyst Group Management, LLC, a Delaware limited liability company (“GCGM LLC”), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership (“GCGM LP”), General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company (“GCGM Holdings”) and the Managing Directors (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC VIII GPLP is the sole general partner of both GC VIII and GC VIII Supplemental. GC Venture VIII Manager is the manager of GC Venture VIII. GC Venture VIII-B Manager is the manager of GC Venture VIII-B. GC X GPLP is the sole general partner of GC X. GC XI GPLP is the sole general partner of GC XI. GC VIII GPLLC is the sole general partner of GC VIII GPLP. GC X GPLLC is the sole general partner of GC X GPLP. GC XI GPLLC is the sole general partner of GC XI GPLP. GCGM LLC is the manager of each of GC VIII GPLLC, GC X GP LLC, GC XI, LLC and the SPV Managers. GCGM LP is the manager of GCGM LLC. GCGM Holdings is the general partner of GCGM LP. Kenneth I. Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja (collectively, the “Managing Directors”) are Managing Members of GCGM Holdings. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of all Reporting Persons, other than Kenneth I. Chenault and Hemant Taneja, is 20 University Road, 4th Floor, Cambridge, MA 02138. The address of the principal business office of Kenneth I. Chenault is 434 Broadway, 6th Floor, New York, NY 10013. The address of the principal business office of Hemant Taneja is 564 University Avenue, Palo Alto, CA 94301.

The principal business of the GC Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of the SPVs is to purchase securities of the Issuer. The principal business of GC VIII GPLP is to act as the sole general partner of GC VIII and GC VIII Supplemental, respectively. The principal business of GC X GPLP is to act as the sole general partner of GC X. The principal business of GC XI GPLP is to act as the sole general partner of GC XI. The principal business of the GC Venture VIII Manager is to act as the manager of GC Venture VIII. The principal business of the GC Venture VIII-B Manager is to act as the manager of GC Venture VIII-B. The principal business of GC VIII GPLLC is to act as the sole general partner of GC VIII GPLP. The principal business of GC X GPLLC is to act as the sole general partner of GC X GPLP. The principal business of GC XI GPLLC is to act as the sole general partner of GC XI GPLP. The principal business of GCGM LLC is to act as the manager of GC VIII GPLLC, the SPV Managers, GC X GPLLC, GC XI GPLLC and a number of affiliated entities with similar businesses. The principal business of GCGM LP is to act as the manager of GCGM LLC. The principal business of GCGM Holdings is to act as the general partner of GCGM LP. The principal business of each of the Managing Directors is to manage GCGM Holdings and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The GC Funds, GCGM LP, GC VIII GPLP, GC X GPLP and GC XI GPLP are limited partnerships organized under the laws of the State of Delaware. GCGM Holdings, GCGM LLC, GC VIII GPLLC, GC X GPLLC, GC XI GPLLC, the SPVs and the SPV Managers are limited liability companies organized under the laws of the State of Delaware. Each of the Managing Directors is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 17, 2021, as a result of the initial public offering of the Issuer’s Common Stock, the Issuer’s Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock and each of GC VIII’s, GC VIII Supplemental’s, GC X’s and the SPVs’ holdings thereof each automatically converted into shares of Class B Common Stock on a one-for-one basis (the “Conversion”). Each share of Class B Common Stock is convertible at the election of the holder into one share of Common Stock. On December 17, 2021, GC XI purchased 2,000,000 shares of Common Stock as a directed allocation in the Issuer’s initial public offering. As a result of the Conversion and such purchase, the GC Funds and the SPVs now beneficially own a total of 47,428,587 shares of Common Stock (the “GC Shares”).

The capital contributions of the partners of GC XI was the source of the funds for the purchase of the shares held by GC XI.

Item 4. Purpose of Transaction.

The GC Funds and the SPVs acquired the GC Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the GC Funds, the SPVs and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Hemant Taneja, one of the Managing Directors, serves on the Issuer’s Board of Directors. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

GC VIII is the record owner of 14,878,815 of the GC Shares. As the sole general partner of GC VIII, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. GC VIII Supplemental is the record owner of 14,187,815 of the GC Shares. As the sole general partner of GC VIII Supplemental, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. GC Venture VIII is the record owner of 3,943,716 of the GC Shares. As the manager of GC Venture VIII, GC Venture VIII Manager may be deemed to own beneficially such GC Shares. GC Venture VIII-B is the record owner of 8,588,813 of the GC Shares. As the manager of GC Venture VIII-B, GC Venture VIII-B Manager may be deemed to own beneficially such GC shares. GC X is the record owner of 4,520,428 of the GC Shares. As the sole general partner of GC X, GC X GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC X GPLP, GC X GPLLC may be deemed to own beneficially such GC Shares. GC XI is the record owner of 2,000,000 of the GC Shares. As the sole general partner of GC XI, GC XI GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC XI GPLP, GC XI GPLLC may be deemed to own beneficially such GC Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares.

As the manager of each of GC VIII GPLLC, GC X GPLLC, GC XI GPLLC and the SPV Managers, GCGM LLC may be deemed to own beneficially such GC Shares. As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares. As the general partner of GCGM LP, GCGM Holdings may be deemed to own beneficially such GC Shares. As the managers of the SPVs, respectively, the SPV Managers may be deemed to own beneficially such GC Shares. As Managing Directors of GCGM Holdings, each of the Managing Directors may be deemed to own beneficially such GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 35,000,000 shares of Common Stock reported to be outstanding by the Issuer on the final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 15, 2021 (assuming completion of the Issuer’s initial public offering).

(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	On December 17, 2021, GC XI purchased 2,000,000 shares of the Issuer’s Common Stock, for $23 per share, as a directed allocation in the Issuer’s initial public offering.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

The GC Funds (other than GC XI) and the SPVs, as well as other holders of certain shares of the Issuer’s Common Stock, are subject to market standoff agreements with the Issuer or have agreed to enter into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of the Issuer’s Common Stock for a period of 180 days from December 14, 2021.

Registration Rights

The GC Funds (other than GC XI) and the SPVs are parties to that certain Seventh Amended and Restated Investors’ Rights Agreement, dated January 13, 2021 (the “Investors Rights Agreement”), which is incorporated by reference herein. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to inspection and information rights set forth in Section 2 were terminated. Pursuant to the Investors Rights Agreement, the GC Funds (other than GC XI) and the SPV have certain registration rights with respect to their Common Stock.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1—Agreement regarding joint filing Schedule 13D

Exhibit 99.2—Seventh Amended and Restated Investors’ Rights Agreement, dated January 13, 2021, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-261204) filed by the Issuer on November 19, 2021).

Exhibit 99.3—Form of Lock-up Agreement (included as Exhibit A to the Form of Underwriting Agreement between the Issuer and Morgan Stanley & Co. LLC, as representative of the several underwriters listed therein, incorporated by reference to Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-261204), filed with the SEC on December 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 27th day of December, 2021.

GENERAL CATALYST GROUP VIII, L.P.

By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner
	By:	GENERAL CATALYST GP VIII, LLC
its General Partner
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP VIII SUPPLEMENTAL, L.P.
By:	GENERAL CATALYST PARTNERS VIII, L.P.
its General Partner
	By:	GENERAL CATALYST GP VIII, LLC
its General Partner
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE VIII, LLC
By:	GC VENTURE VIII MANAGER, LLC
its Manager
	By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE VIII-B, LLC
By:	GC VENTURE VIII-B MANAGER, LLC
its Manager
	By:	GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP X—ENDURANCE, L.P.
By:	GENERAL CATALYST PARTNERS X – GROWTH VENTURE, L.P.
its General Partner
	By:	GENERAL CATALYST GP X – GROWTH VENTURE, LLC
its General Partner
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP XI—ENDURANCE, L.P.
By:	GENERAL CATALYST PARTNERS XI – ENDURANCE, L.P.
its General Partner
	By:	GENERAL CATALYST ENDURANCE GP XI, LLC
its General Partner
		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.
By:		GENERAL CATALYST GP VIII, LLC
its General Partner
	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE VIII MANAGER, LLC
By:		GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager
	By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC VENTURE VIII-B MANAGER, LLC
By:		GENERAL CATALYST GROUP MANAGEMENT, LLC
its Manager
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VIII, LLC
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP X – GROWTH VENTURE, LLC
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP XI – ENDURANCE, LLC
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.
By:		GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC
its General Partner
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC
By:		/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

*
Kenneth I. Chenault

*
Joel E. Cutler

*
David P. Fialkow

*
Hemant Taneja

* By:	/s/ Christopher McCain
Christopher McCain as Attorney-in-Fact

*

This Schedule 13D was executed by Christopher McCain on behalf of the Managing Directors pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.